Pursuant to 253(g)(2)

File No. 024-10865

Cardone Equity Fund V, LLC

(the “Company”)

Supplement No. 1

To the Offering Circular dated December 11, 2018

This document supplements, and should be read in conjunction with, the offering circular of Cardone Equity Fund V LLC (“we”, “our”, “us” or the “Company”), dated December 11, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on December 11, 2019 (the “Offering Circular”) as well as our 1-K filed on April 30, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to update investors on our recent developments and acquisitions.

On December 12, 2018, the Company began receiving subscriptions from investors and effective January 1, 2019 accepted 6,982.421 Class A Interests into the Company. The Company immediately purchased an investment in Cardone Delray Member, LLC which owns, Atlantic Delray Beach, LLC (dba 10X Living at Delray) a 346 unit garden-style apartment complex located in Delray Beach, FL. This property was built in 2017 with an average unit size of 1,048 sq. ft. At acquisition, the property was 94.5% occupied and had average market rents of $1,822 per unit or $ 1.74 PSF. As subscription agreements were accepted by the Company during 2019, the Company purchased a larger interest in 10X Living at Delray and completed its investment on January 25, 2019. As previously mentioned, the Company co-invests with two other related parties: Grant Cardone its Managing Member and related accredited fund CEF IV. The investment in Cardone Delray Member, LLC is as follows:

Entity	Equity Investment	Percentage
CEF IV	$20,136,500	59.23%
CEF V	13,363,500	39.30
Grant Cardone	500,000	1.47
Total	$34,000,000	100.00%

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On January 25, 2019, the Company purchased an interest in Cardone Stella Member, LLC which owns Stella 351, LLC (dba Stella at Riverstone) a 351 luxury garden-style apartment complex located in Sugar Land, TX. This property was built in 2018 with an average unit size of 924 sq. ft. At acquisition the property was 90% occupied and had average market rents of $1,710 per unit or $1.85 PSF. As subscriptions agreements were accepted by the Company, the Company continued to purchase interests and completed its investment on March 8, 2019. As previously mentioned, the Company co-invests with two other related parties: Grant Cardone its Managing Member and related accredited fund CEF IV. The investment in Cardone Stella Member, LLC is as follows:

Entity	Equity Investment	Percentage
CEF IV	$18,609,605	64.17%
CEF V	8,915,395	30.74
Grant Cardone	1,475,000	5.09
Total	$29,000,000	100.00%

As of April 19, 2019, the Company has paid about $186,000 (a 4.5% annualized return) in distributions to its members qualifying to receive distributions from the cash distributed from the properties operations.

In June 2019, the Company, via special purpose entities, closed on two multifamily properties as follows:

10X Living at Sawgrass is a garden-style apartment community with 501 units located within walking distance to the second largest mall in Florida, Sawgrass Mills. Cardone Real Estate Acquisitions, LLC, a related entity, closed on the purchase of the Membership Interests in a Delaware limited liability company (“DE entity”). DE Entity is the owner of an A multifamily property in Sunrise, Florida known as Sawgrass Mills (“Sawgrass Property.”) Built in 2013, it has 501 units. The Company acquired some of the Membership Interests in exchange for cash upon closing of the Sawgrass Property.

Around the same time, a related entity closed on a garden-style 456-unit apartment building known as 10X Living Naples (“Naples Property.”) The Company also obtained an interest, via a special purpose entity, in the Naples Property. Cardone Real Estate Acquisitions, LLC (“CREA”), a related entity, recently closed on the Membership Interests in Fountain View Circle, LLC, a Florida limited liability company (“FL Entity”). The Company acquired some of the Membership Interests in exchange for cash upon closing of the Naples Property. FL Entity is the owner of a B+ multifamily in Naples, Florida. Built in 1990, it has 456 units.

The Company anticipates purchasing further interests in multifamily real estate properties as acquisition investments become available.

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